Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Second Quarter of 2014

- Second Quarter Revenues Exceeded Previously Provided Expectations -

- New Silicon Valley Office Opened to Bolster the Company’s U.S. Presence -

- Completed a Successful Proof of Concept Test of Software Defined Network Technology -

- New Chairman of the Board Appointed to Help Further Drive Strategy and Enhance Shareholder Value -

Hong Kong, August 15, 2014 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the quarter ended June 30, 2014.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We are pleased with our performance in the second quarter as well as with the ongoing progress we are making in the aggressive transformation of UTStarcom. During the quarter we exceeded our expectations for the topline, continued to drive costs out of our business, and made a great many strategic moves that will help us propel the transition of our Company forward. More specifically, we staged a global launch of our carrier-class Wi-Fi solution, strengthening our product portfolio with key customers. Further, we pushed more aggressively into key markets, as highlighted by our opening of a new product testing and demonstration lab in the U.S., and we believe these global expansion efforts will drive significant improvement in top and bottom line growth. Lastly, we reduced the size of the Board, appointed a new Chairman, and together we are driving for higher efficiency and stronger governance. The management team and Board of Directors are working closely together to drive progress and success in the business. All in, the second quarter was a critical period for UTStarcom and proves that we are fully on the right track to compete more aggressively on a global stage going forward.”

2014 Second Quarter Milestones and Operating Highlights

•                      Introduced carrier-class Wi-Fi data offload technology, which is a product category that is rapidly gaining momentum among the Company’s core base of cable and telecommunications service providers in the U.S., India, and throughout Asia.

•                      Completed a successful proof of concept test of the Company’s Software Defined Networking technology, trademarked SOOTM, which has the potential to create a new product platform for the Company’s broadband business.

•                      Reaffirmed UTStarcom’s strong commitment to the U.S. market by moving into a larger office and product testing and demonstration lab in the heart of Silicon Valley, California as the Company ramps up its sales and marketing efforts to U.S. telecommunications carriers and cable service providers.

2014 Second Quarter Financial Performance Highlights

•                      Second quarter 2014 revenues were $31.9 million, exceeding the Company’s previously provided expectations for $25 million to $30 million.

•                      Second quarter 2014 gross margin was 20.1%, compared to 20.0% for the corresponding period of 2013, and improved from 14.2% on sequential basis.

•                      Second quarter 2014 operating expenses were $9.2 million, a decrease of 14.7% from $10.8 million for the corresponding period in 2013.

•                      Second quarter 2014 operating loss was $2.8 million, compared to operating loss of $1.3 million for the corresponding period of 2013.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

•                      Second quarter 2014 net loss attributable to UTStarcom’s shareholders was $4.6 million, compared to net loss of $2.1 million for the corresponding period of 2013.

•                      Second quarter 2014 basic net loss per share was $0.12, compared to basic net loss per share of $0.05 for the corresponding quarter of 2013.

•                      As of June 30, 2014, cash and cash equivalents were $95.1 million.

Mr. Robert Pu, UTStarcom’s Chief Financial Officer, commented, “In the second quarter, we achieved better than expected revenue growth and sequential improvement in our gross margin despite the depreciation of Japanese yen. As we move into the second half of the year, we are particularly pleased with our improved underlying financial position and with the strength of our balance sheet. With $95.1 million in cash and no debt, we have ample liquidity to fund our investments in future business growth. In the quarters ahead, the Company will continue to keep its vigilant focus on topline growth, cost control, and cash generation. We will work diligently towards the goal of delivering increased sales, generating operating cash flow, and further improving overall finance performance.”

Second Quarter 2014 Financial Results

Total Revenues

Three months ended June 30, 2014 and 2013

Total revenues for the second quarter of 2014 were $31.9 million, a decrease of 33.2% from $47.7 million for the corresponding period in 2013.

•                      Net sales from equipment for the second quarter of 2014 were $26.0 million, a decrease of 37.6% from $41.6 million for the corresponding period in 2013. The decrease was mainly due to the decreased sales of Packet Optical Transport (“PTN”), Multi Service Access Network (“MSAN”), and Multi Service Transport Platform(“MSTP”) products, which were partially offset by the increased sales of value-added resell products.

•                      Net sales from equipment-based services for the second quarter of 2014 were $5.9 million, a decrease of 3.4% from $6.1 million for the corresponding period in 2013.

Six months ended June 30, 2014 and 2013

Total revenues for the first half of 2014 were $64.2 million, a decrease of 24.3% from $84.9 million for the corresponding period in 2013.

•                      Net sales from equipment for the first half of 2014 were $51.8 million, a decrease of 28.4% from $72.4 million for the corresponding period in 2013. The decrease was mainly due to the decreased sales of PTN, Multi MSAN, and MSTP products, which were partially offset by the increased sales of value-added resell products.

•                      Net sales from equipment-based services for the first half of 2014 were $12.4 million, a decrease of 0.7% from $12.5 million for the corresponding period in 2013.

Gross Profit

Three months ended June 30, 2014 and 2013

Gross profit was $6.4 million, or 20.1% of net sales, for the second quarter of 2014, compared to $9.6 million or 20% of net sales, for the corresponding period in 2013.

•                      Gross profit for equipment sales for the second quarter of 2014 was $6.2 million, a decrease of 38.2% from $10.0 million for the corresponding period in 2013. Gross margin for equipment sales for the second quarter of 2014 was 23.8%, compared to 24.1% for the corresponding period in 2013. The decrease in gross profit for equipment sales was primarily caused by the decreased sales year over year.

•                      Gross profit for equipment-based services for the second quarter of 2014 was $0.2 million, compared to gross profit of negative $0.5 million for the corresponding period in 2013. Gross margin for equipment-based services for the second quarter of 2014 was 3.6%, compared to negative 7.4% for the corresponding period in 2013.

Six months ended June 30, 2014 and 2013

Gross profit was $11.0 million, or 17.1% of net sales, for the first half of 2014, compared to $21.2 million or 25.0% of net sales, for the corresponding period in 2013.

•                      Gross profit for equipment sales for the first half of 2014 was $10.9 million, a decrease of 49.2% from $21.5 million for the corresponding period in 2013. Gross margin for equipment sales for the first half of 2014 was 21.1%, compared to 29.7% for the corresponding period in 2013. The decrease in gross profit for equipment sales was primarily caused by the decreased sales year over year. The decrease in gross margin was primarily caused by the decreased sales of relatively high margin PTN products and increased sales of relatively lower margin value-added resell products, as well as the impact of the depreciation of Japanese yen against the U.S. dollar by around 9.6% year over year.

•                      Gross profit for equipment-based services for the first half of 2014 was $0.1 million, compared to gross loss of $0.2 million for the corresponding period in 2013. Gross margin for equipment-based services for the first half of 2014 was 0.8%, compared to negative 1.9% for the corresponding period in 2013.

Operating Expenses

Three months ended June 30, 2014 and 2013

Operating expenses for the second quarter of 2014 were $9.2 million, a decrease of 14.7% from $10.8 million for the corresponding period in 2013.

•                      Selling, general and administrative expenses in the second quarter of 2014 were $6.2 million, a decrease of 30.4% from $9.0 million for the corresponding period in 2013. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s restructuring efforts and decreased professional services expenses.

•                      Research and development expenses in the second quarter of 2014 were $3.0 million, a decrease of 6.9% from $3.2 million for the corresponding period in 2013. The decrease was mainly due to the decrease in research and development and personnel costs as a result of the Company’s restructuring efforts.

•                      Net gain or loss on divestiture in the second quarter of 2014 was nil, compared to net gain of $1.4 million in the corresponding period in 2013. The net gain on divestiture in the second quarter of 2013 was due to the divestiture of the Company’s DOCSIS-EOC business.

Six months ended June 30, 2014 and 2013

Operating expenses for the first half of 2014 were $17.1 million, a decrease of 34.3% from $26.1 million for the corresponding period in 2013.

•                      Selling, general and administrative expenses for the first half of 2014 were $11.8 million, a decrease of 35.1% from $18.2 million for the corresponding period in 2013. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s restructuring efforts and decreased professional services expenses.

•                      Research and development expenses for the first half of 2014 were $5.3 million, a decrease of 14.4% from $6.2 million for the corresponding period in 2013. The decrease was mainly due to a decrease in research and development and personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services.

•                      Net gain or loss on divestiture for the first half of 2014 was nil, compared to net loss of $1.7 million in the corresponding period in 2013. The net loss on divestiture for the first half of 2013 was due to the disposal of the Company’s NGN and DOCSIS-EOC related assets.

Operating Loss

Three months ended June 30, 2014 and 2013

Operating loss for the second quarter of 2014 was $2.8 million, compared to operating loss of $1.3 million for the corresponding period of 2013.The expanded operating loss was attributable to the $1.4 million net gain on divestiture in the second quarter of 2013.

Six months ended June 30, 2014 and 2013

Operating loss for the first half of 2014 was $6.1 million, compared to operating loss of $4.9 million for the corresponding period of 2013. The expanded operating loss was attributable to the decreased revenue and unfavorable product mix shift year over year.

Other Income (Expense), Net

Three months ended June 30, 2014 and 2013

Net other expense for the second quarter of 2014 was $0.4 million, compared to net other income of $2.4 million for the corresponding period of 2013. Net other expense in the second quarter of 2014 primarily consisted of $0.5 million of foreign exchange loss, which was mainly from the appreciation of Japanese yen against the U.S. dollar during this quarter.Net other income in the second quarter of 2013 primarily consisted of $2.2 million of foreign exchange gain, which was mainly from the appreciation of RMB against U.S. dollar in this quarter.

Six months ended June 30, 2014 and 2013

Net other income for the first half of 2014 was $0.3 million, compared to net other income of $3.8 million for the corresponding period of 2013. Net other income for the first half of 2014 primarily consisted of $0.8 million of foreign exchange loss, which was mainly from the appreciation of Japanese yen against the U.S. dollar and appreciation of Indian Rupee against the U.S. dollar during the first half of 2014, and $1 million from the release of the reserve for tax indemnification provided to the buyers of the Company’s subsidiary in Korea due to expiration of the statute of limitations. Net other income for the first half of 2013 primarily consisted of $2.0 million of foreign exchange gain, which was mainly from the appreciation of RMB against U.S. dollar in this quarter, and $1.3 million from the release of the reserve for tax indemnification provided to the buyers of the Company’s subsidiary in Korea due to expiration of the statute of limitations.

Equity Pick Up of Losses of an Associate

Since October 2010, the Company has initiated its investment into iTV Media, Inc., a TV over IP service provider with its main operation in Thailand. Up to June 30, 2014, the Company had totally invested $20.0 million preference shares and $35.1 million convertible bonds in iTV Media Inc. The convertible bond investment balance at June 30, 2014 was $26 million after taking $9.1 million impairment loss in 2013.

Three months ended June 30, 2014 and 2013

Equity pick up of losses of an associate was $1.5 million for the second quarter of 2014 and $2.4 million for the corresponding of 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media Inc.

Six months ended June 30, 2014 and 2013

Equity pick up of losses of an associate was $2.7 million for the first half of 2014 and $4.4 million for the corresponding of 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media Inc.

Net Loss

Three months ended June 30, 2014 and 2013

Net loss attributable to UTStarcom’s shareholders for the second quarter of 2014 was $4.6 million, compared to net loss attributable to UTStarcom’s shareholders of $2.1 million for the corresponding period in 2013. Basic net loss per share for the second quarter of 2014 was $0.12, compared to basic net loss per share of $0.05 for the corresponding period of 2013.

Six months ended June 30, 2014 and 2013

Net loss attributable to UTStarcom’s shareholders for the first half of 2014 was $7.9 million, compared to net loss attributable to UTStarcom’s shareholders of $7.1 million for the corresponding period in 2013. Basic net loss per share for the first half of 2014 was $0.21, compared to basic net loss per share of $0.18 for the corresponding period of 2013.

Cash Flow

•                      Cash used in operating activities for the second quarter of 2014 was $3.5 million.

•                      Cash used in investing activities for the second quarter of 2014 was $2.9 million, mainly due to $1.6 million for letter of credit issuance for the previously announced BSNL project in India, and $0.8 million payment for NGN divestiture.

•                      Cash from financing activities for the second quarter of 2014 was nil.

As of June 30, 2014, UTStarcom had cash and cash equivalents of $95.1 million.

Overview of Recent and Planned Key Events

Wi-Fi Solutions Offering

In the second quarter, the Company bolstered the Company’s Wi-Fi solutions offering with the global launched a carrier-grade Wi-Fi data offloading product, MSG10K, after successfully deploying it on the network of Japan’s Softbank, a tier-one carrier and longstanding UTStarcom customer. The global market for carrier-grade Wi-Fi equipment is growing quickly, and this product puts UTStarcom on the forefront of it.

Successful SDN Proof of Concept Test

On May 29-30, UTStarcom conducted a successful proof of concept test for its Software Defined Network technology, trademarked SOOTM, with major Tier-1 operators in Tokyo, Japan. This technology allows network operators to better monetize their network assets by offering new value-add and dynamic services, such as “bandwidth on demand” provisioning, which has long been a goal of the industry.

U.S. Office Expansion

In June, the Company formally opened its new office in Silicon Valley to serve as an R&D and product testing lab as well as a location to host product demonstrations for prospective customers. This is a major statement of UTStarcom’s ambition to market its products to U.S. carriers and compete with the world’s largest network infrastructure players for their business.

New Chairman of the Board and Changes to the Board Composition

On May 19, as part of the Company’s initiative to streamline its corporate governance structure and improve the efficiency of the Board, Mr. Robert Pu and Mr. Baichuan Du have resigned from the Board.

On June 19, the Company appointed Mr. Himanshu H. Shah as Chairman of the Company’s Board of Directors, replacing Mr. Xiaoping Li who has been Chairman of the Board since August 2012 and a member of the Board since September 2010. Mr. Xiaoping Li will continue to serve as a director. Going forward, the Board will continue to consist of six directors, including four independent directors.

Chief Financial Officer Transition

On August 12, the Company announced the appointment of Mr. Min Xu as Chief Financial Officer of the Company, effective August 21.Mr. Xu will replace Mr. Robert Pu who has resigned for personal reasons but will remain with the business for six months as a consultant to help ensure a smooth transition. The Company also announced an additional important promotion within the finance team. Mr. Bill Lou, who joined the Company in April 2002 and currently serves as financial controller of the company, has been promoted to Vice President of Finance.

Key Global Trade Shows

On June 18, the Company attended Wi-Fi Offload Summit which is a key global telecoms industry event committed to providing insights and tools capitalizing on the popular topic of Wi-Fi offload. At the event, UTStarcom’s management gave a presentation, shared a real deployment case study, and talked about how the Company has helped its carrier customers integrate Wi-Fi into mobile services to maximize the throughput of data, VoIP, and multimedia services.

On August 3-5, the Company displayed its latest suite of broadband products at the CableLabs Summer Conference in Denver, Colorado. UTStarcom displayed three classes of broadband products encompassing integrated Wi-Fi solutions, packet optical transport products, and Software Defined Networking.

Upcoming Participation in Investment Community Conferences

On September 3-4, the Company will present and conduct one-on-one meetings at the Drexel Hamilton Telecom, Media & Technology Conference in New York.

On September 8-10, the Company will present and conduct one-on-one meetings at the Rodman & Renshaw 16th Annual Global Investment Conference in New York.

On September 16, the Company will present and conduct one-on-one meetings at the Marcum 2014 China Best Ideas Investment Conference in Beijing.

Business Outlook

The Company is still moving through a transition post-restructuring. However, it is confident it has stabilized operations, significantly strengthened its business, and set a strong foundation for growth in what is a dynamic and growing global industry. Further, there is enhanced visibility regarding business prospects and topline trends and opportunities.

Looking at the remainder of 2014, the Company is fully committed to broadband as the driver of the business and primary revenue contributor now and going forward. While many of the latest initiatives for the broadband business have significant momentum, new products are still in early stages of their product life cycle. Together with the new customer wins that are currently in project deployment phases, these new products are expected to become significant revenue contributors beginning in the later part of 2014.With respect to short-term revenue expectations, the Company anticipates total revenues in the third quarter of 2014 to be in the range of $25 million to $30 million.

At the same time, the Company will continue to work to mitigate the pressure on gross margin and expect that it will remain relatively stable through the remainder of the year. Further, it will maintain a tight focus on cost control as it has consistently throughout the restructuring period and through to the present time. As a result of the foregoing, the Company believes it will deliver incremental improvements in financial performance compared to 2013.

Mr. Wong concluded, “We firmly believe that we are on exactly the right track to achieve our near and long-term strategic goals. As we emerge from the significant transformation we have undergone over the past two years, we have a much healthier underlying business and we are extremely excited about the future as we are experiencing increasing demand for the innovative technologies we are bringing to key markets all around the world. We are confident that this will translate into improved top and bottom line performance in the near future as well as significantly increased long-term value for all our current and future shareholders.”

Second Quarter 2014 Conference Call Details

The Company’s management will host an earnings conference call at 8:30 a.m. U.S. Eastern Time on August 15, 2014(8:30 p.m. Beijing/Hong Kong Time on August 15, 2014).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-5142-526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

International:  + 61-(0)2-8524-5042

The attendee passcode is: 3009852

A replay of the call will be available two hours after the end of the conference call until 12:00 p.m. U.S. Eastern Time on August 22, 2014.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International:  +61-2-9641-7900

The replay passcode for accessing the recording is 3009852.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +852-3750-7632

Email: jane.zuo@utstar.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Simona Kormanikova (New York)

+1-212-850-5685

Email: Simona.Kormanikova@fticonsulting.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2014	2013
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$95,113	$107,773
Accounts and notes receivable, net	19,417	23,260
Inventories and deferred costs	93,291	110,078
Prepaids and other current assets	30,356	31,374
Total current assets	238,177	272,485
Long-term assets:
Property, plant and equipment, net	4,032	4,771
Long-term deferred costs	4,477	8,539
Other long-term assets	79,883	81,172
Total assets	$326,569	$366,967

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,300	$24,953
Customer advances	67,251	75,670
Deferred revenue	29,406	29,093
Other current liabilities	24,513	34,834
Total current liabilities	144,470	164,550
Long-term liabilities:
Long-term deferred revenue and other liabilities	41,747	52,037
Total liabilities	186,217	216,587

Total equity	140,352	150,380
Total liabilities and equity	$326,569	$366,967

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30
	2014	2013	2014	2013
	(in thousands, except per share data)

Net sales	$31,897	$47,740	$64,241	$84,917
Cost of net sales	25,496	38,188	53,239	63,683
Gross profit	6,401	9,552	11,002	21,234
	20.1%	20.0%	17.1%	25.0%
Operating expenses:
Selling, general and administrative	6,248	8,979	11,799	18,173
Research and development	2,976	3,198	5,327	6,226
Net loss (gain) on divestiture	—	(1,361)	—	1,686
Total operating expenses	9,224	10,816	17,126	26,085

Operating loss	(2,823)	(1,264)	(6,124)	(4,851)

Interest income, net	10	136	49	257
Other income (expense), net	(432)	2,351	299	3,849
Equity pick up of losses of an associate	(1,483)	(2,361)	(2,676)	(4,376)
Investment Impairment	—	—	—	(134)
Loss before income taxes	(4,728)	(1,138)	(8,452)	(5,255)
Income taxes benefit(expense)	141	(973)	575	(1,853)
Net loss	(4,587)	(2,111)	(7,877)	(7,108)

Net loss attributable to noncontrolling interest	—	8	—	9
Net loss attributable to UTStarcom Holdings Corp.	$(4,587)	$(2,103)	$(7,877)	$(7,099)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.12)	$(0.05)	$(0.21)	$(0.18)
Weighted average shares outstanding—Basic	37,413	38,889	36,958	39,191

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,587)	$(2,111)	$(7,877)	$(7,108)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	650	871	1,307	1,757
Provision for (recovery of) doubtful accounts	23	(60)	54	(200)
Stock-based compensation expense	608	485	1,108	717
Net loss(gain) on divestitures	—	(1,361)	—	1,686
Net (gain) loss on disposal of assets	4	220	4	1,263
Gain on release of tax liability due to expiration of the status liminitaion	—	—	(992)	(1,240)
Deferred income taxes	(8)	215	(31)	128
Loss from equity investments, net	1,483	2,361	2,676	4,376
Other-than-temporary impairment of equity investments	—	—	—	134
Changes in operating assets and liabilities:	(1,638)	2,315	(2,830)	(3,258)
Net cash provided by (used in) operating activities	(3,465)	2,935	(6,581)	(1,745)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(526)	(488)	(535)	(2,325)
Payment for NGN divestiture	(804)	(958)	(804)	(958)
Net proceeds from divestitures	—	1,520	—	1,585
Change in restricted cash	(1,578)	373	(1,655)	2,272
Purchase of an investment interest	—	(15,000)	—	(21,592)
Payment for IPTV divestiture and convertible bond	—	(503)	—	(503)
Proceeds from disposition of an investment interest	—	379	—	569
Purchase of short-term investments	—	(79)	—	(79)
Proceeds from sale of short-term investments	—	—	—	293
Other	—	(6)	—	166
Net cash used in investing activities	(2,908)	(14,762)	(2,994)	(20,572)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash Collected by AR Factoring	—	2,722	—	2,722
Issuance of ordinary share	—	—	5,340	—
Repurchase of ordinary share	—	—	(9,865)	(30,680)
Net cash provided by (used in) financing activities	—	2,722	(4,525)	(27,958)
Effect of exchange rate changes on cash and cash equivalents	1,156	(2,330)	1,440	(4,734)
Net decrease in cash and cash equivalents	(5,217)	(11,435)	(12,660)	(55,009)
Cash and cash equivalents at beginning of period	100,330	136,010	107,773	179,584
Cash and cash equivalents at end of period	$95,113	$124,575	$95,113	$124,575